Exhibit 99
November 28, 2007
Dear AGI Colleagues,
Today we have announced our plans to acquire PhotoWorks, an online photo and personal publishing site. Because it is a public company, the transaction will take approximately 45-60 days to close.
We are very excited about this acquisition as it adds high quality personal publishing products to our portfolio and will further help position us to compete in the digital photography space and help customers connect and express themselves through photos.
I’m sure you have lots of questions about PhotoWorks and the details around the acquisition. We are continuing to work out those details we will be able to talk about it more as the tender offer closes. We will be looking at how we integrate the Webshots service with the PhotoWorks service to deliver the best photo sharing and publishing experience online. And we are planning on keeping the Seattle office open but will be integrating with operations in Cleveland to leverage our expertise.
We will share more details with you as we have them.
Yours sincerely,
Josef
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of PhotoWorks, Inc. (“PhotoWorks”) described in this communication, has not commenced. At the time the expected tender offer is commenced, American Greetings Corporation (“American Greetings”). or a wholly owned subsidiary of American Greetings will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and PhotoWorks will file a solicitation/recommendation statement with respect to the tender offer. Investors and PhotoWorks shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.
The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of PhotoWorks at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.